November 30, 1995




OFICS Filer Support
SEC Operations Center
6432 General Green Way
Alexandria, VA  22312-2413




Gentlemen:

	Enclosed is one (1) conforming paper copy of our Certificate Pursuant to Rule 24 Under the Public Utility Holding Company Act of 1935, for the third quarter of 1995, which is being submitted pursuant to Rule 901(d) of Regulation S-T.

	Please acknowledge your receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed stamped self-addressed envelope.



                                       Sincerely,



                                       Scott R. Frock
                                       Manager of Finance


Enclosure
cc:  Mr. Robert P. Wason








                            SIGNATURE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                       UNITIL Resources, Inc.





                                       By:    /s/  Gail A. Siart
                                           Gail A. Siart
                                           Treasurer


Dated:  November 30, 1995

                            UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


________________________________________________________________________

Application of UNITIL Corporation     )
                                      )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1      )       RULE 24 UNDER THE PUBLIC
                                      )       UTILITY HOLDING COMPANY
(File No. 70-8074)                    )       ACT OF 1935

________________________________________________________________________



        Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation, on behalf of itself and its subsidiary, UNITIL Resources, Inc. hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving the formation of a subsidiary company to provide consulting services to non affiliates (HCAR. No. 25816; File No. 70-8074; May 24,
1993).

Exhibit

Exhibit A - Description of the various consulting and other activities undertaken by UNITIL Resources, Inc.

Exhibit B -	Statement of the amount of funds invested by UNITIL
            in UNITIL Resources, Inc.

Exhibit C -	Description of staffing.

Exhibit D -	Description of the intellectual property.

Exhibit E -	Financial Statements.





                                                                 EXHIBIT A
                                                                 Page 1 of 1


Description of Various Consulting and Other Activities Undertaken by UNITIL
                              Resources Inc:


     Staff providing services under the assignments listed below (unless otherwise indicated) are located at UNITIL Service Corp. (UNITIL Service), 216 Epping Road, Exeter, NH 03833, where most client work is performed.
From time to time staff visit other locations, predominately in New England, representing client interests.

A. Great Bay Power Corporation (GBP) Marketing Agent. UNITIL Resources provides marketing services for power sales from GBP's 12.1324% ownership interest in the Seabrook nuclear power station, pursuant to a Marketing Agent Agreement between GBP and UNITIL Corporation dated April 1, 1993. Services provided by UNITIL Resources in the third quarter of 1995 involved the marketing of power in the wholesale market. Charges to GBP under this contract totalled $104,623 in the third quarter of 1995.

B. Great Bay Power Corporation (GBP) Management and Administrative Services. UNITIL Resources provides comprehensive management and administrative services to GBP, in a variety of functional areas including accounting, budgeting, finance, risk management (insurance), overview of plant operations, and general management. These services are currently provided pursuant to a Management and Administrative Services Agreement between GBP and UNITIL Corporation dated November 23, 1994. Charges to GBP under this contract totalled $134,966 in the third quarter of 1995.

C. Kingston-Warren Corporation Consultancy. An agreement was signed as of December 30, 1994 between UNITIL Resources and Kingston-Warren Corporation (K-W) under which UNITIL Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.



                                                                 EXHIBIT B


Statement of the Amount of Funds Invested by UNITIL Corporation in UNITIL esources, Inc.:



 	The initial investment in UNITIL Resources, Inc. was $10,000. There has been no further investment.









                                                                 EXHIBIT C


Description of Staffing:


    Staff involved in providing service to UNITIL Resources, Inc. (UNITIL Resources) are located at UNITIL Service Corp. (UNITIL Service). Service is provided to UNITIL Resources pursuant to a service agreement between UNITIL Service and UNITIL Resources dated July 1, 1993. Services provided by UNITIL Service during the third quarter of 1995 included power brokering, regulatory, finance, accounting, and administrative services and ranged in number from twenty-eight to twenty-nine employees on a part-time basis each month. The following are the percentages of UNITIL Service time each month that were expended on UNITIL Resources activities in the third quarter of 1995:

       	July			       5.15%
	       August			     4.60%
	       September		   4.30%











                                                                 EXHIBIT D



Description of the Intellectual Property:


No intellectual property was purchased or received during the quarter.






                                                                 EXHIBIT E


                         UNITIL Resources, Inc.
            (A Wholly-owned Subsidiary of UNITIL Corporation)

                         STATEMENTS OF EARNINGS
                                (UNAUDITED)


                               Three Months Ended       Nine Months Ended
                                  September 30,            September 30,
                                 1995      1994           1995        1994

Revenues                       $239,590   $89,161       $651,260    $265,600

Operating Expenses:
  Administrative and General   167,516     83,269        417,314     224,736
    Total Operating Expenses   167,516     83,269        417,314     224,736
 Operating Income               72,074      5,892        233,946      40,864

 Nonoperating Income               105      1,170            210       1,643

Earning Before Income Taxes     72,179      7,062        234,156      42,507
Income Taxes:
   Current Federal              22,933      2,451         74,150      13,659
   Current State                 5,052        501         16,391       2,982
     Total Income Taxes         27,985      2,952         90,541      16,641

Net Income                     $44,194     $4,110       $143,615      $25,866




                                                                 Exhibit E
                                                                 Page 2 of 4

                            UNITIL Resources, Inc.
           (A Wholly-owned Subsidiary of UNITIL Corporation)

                              BALANCE SHEETS
                                (UNAUDITED)



                                     September 30,            December 31,
ASSETS:                            1995         1994             1994

Current Assets:
  Cash                           $305,802      $26,855          $98,715
  Accounts Receivable                --         43,807           65,565
  Unbilled and Accrued Revenue     25,824       54,779            8,948
    Total Current Assets          331,626      125,441          173,228

Deferred Debits                      --        136,874            1,483

Total Assets                     $331,626     $262,315         $174,711


LIABILITIES AND
 STOCKHOLDERS EQUITY:

Current Liabilities:
  Accounts Payable                $48,799     $201,247          $52,003
  Taxes Accrued & Other            (1,052)     (30,197)         (17,556)
    Total Current Liabilities      47,747      171,050           34,447

Stockholder's Equity:
  Common Stock, $1.00 par value
   Authorized - 10,000 shares
   Outstanding - 10,000 shares        100          100              100
  Premium on Common Stock           9,900        9,900            9,900
  Retained Earnings               273,879       81,265          130,264
   Total Stockholder's Equity     283,879       91,265          140,264

Total Liabilities and Equity     $331,626     $262,315         $174,711




                                                                 Exhibit E
                                                                 Page 3 of 4


                            UNITIL Resources, Inc.
              (A Wholly-owned Subsidiary of UNITIL Corporation)

                          STATEMENTS OF CASH FLOWS
                               (UNAUDITED)


                                           For the Nine Months Ended
                                                  September 30,
                                              1995            1994
Net Cash Flow from Operating Activities:
 Net Income                                 $143,615         $25,866


 Change in Assets and Liabilities
 (Increase) Decrease in:
   Accounts Receivable                        65,564          85,268
   Unbilled and Accrued Revenue              (16,876)        (31,594)
   Deferred Debits                             1,484         (74,512)
  Increase (Decrease) in:
   Accounts Payable                           (3,204)         72,554
   Taxes Accrued & Other                      16,504         (55,103)
Net Cash Provided by Operating Activities    207,087          22,479


Net Increase in Cash                         207,087          22,479
Cash at beginning of year                     98,715           4,376
Cash at September 30,                       $305,802         $26,855






                                                                 Exhibit E
                                                                 Page 4 of 4

                           UNITIL Resources, Inc.
            (A Wholly-owned Subsidiary of UNITIL Corporation)

                      STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)




                                           For the Three Months Ended
                                                  September 30,
                                              1995            1994

Retained Earnings, Beginning of Period      $229,685         $77,155

Net Income                                    44,194           4,110

Retained Earnings, End of Period            $273,879         $81,265







                                           For the Nine Months Ended
                                                  September 30,
                                              1995            1994

Retained Earnings, Beginning of Period      $130,264         $55,399

Net Income                                   143,615          25,866

Retained Earnings, End of Period            $273,879         $81,265